MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

July 16, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. ANNOUNCES DRILL PROGRAM

FOR RED HILL PROJECT

Red Hill

Miranda Gold Corp. (“Miranda”) is pleased to announce the 2007 exploration plans for the Red Hill property.  Barrick Gold Exploration Inc. (“Barrick”), Miranda’s joint venture partner at Red Hill, intends to spend US$500,000 on expansion of the existing gravity survey and approximately 10,000 ft (~3,000m) of reverse circulation drilling.

Barrick’s 2007 drilling will consist of step-outs from BRH-013, a hole completed in 2006 that intersected 80 ft of 0.146 oz Au/t from 1,920 to 2,000 ft (24.4m of 4.987 g Au/t from 585 to 610m).  This intercept included a 45 ft interval of 0.237 oz Au/t gold between 1,920 feet and 1,965 ft (13.7m of 8.105 g Au/t from 585 to 599m).  Mineralization is hosted in lower-plate carbonate rocks and is associated with high levels of arsenic, antimony, mercury and thallium. These features and the presence of altered igneous dikes indicate that a Carlin-style gold system is present at Red Hill.  Step-out drilling will test the margins of a west northwest-striking CSAMT geophysical resistor, a feature that focused the placement of BRH-013.  Barrick’s drilling at Red Hill is part of a larger campaign near BRH-013 that includes drilling on third-party lands adjoining to the west.

Upon completion of the above mentioned drill program, Barrick will consider up to an additional four holes at the east pediment target, located approximately 7,800 ft (2,380m) east of BRH-013.  Previous work in this area focused on an antimony prospect hosted within hydrothermally-altered, lower-plate carbonate rocks.  In addition to the antimony, trench sampling identified elevated concentrations of gold, arsenic and mercury.  Drilling, expected to begin in late summer, will test for a sediment-hosted gold deposit where this alteration cell extends under pediment cover.

Horse Mountain

Miranda has been notified by Barrick that they intend to terminate the Horse Mountain Venture Agreement. Miranda wishes to thank Barrick for advancing the exploration opportunities on the project.  In total, Barrick spent US$872,000 and completed 11,776 ft (3,590m) of drilling in five holes.  Results of this work included 98 ft of 0.023 oz Au/t (29.9m @ 0.789 g Au/t) in hole BHM-001. The data accumulated from work done at Horse Mountain has provided Miranda with vital information for understanding the structures and mineralization on the project. This mineralization is hosted in oxidized, decalcified and clay-altered Roberts Mountains Formation, in a horst (uplifted block) of lower-plate carbonate.  Miranda geologists believe high-quality drill targets remain along the horst margins for a high-grade, structurally controlled gold orebody. Miranda will immediately start looking for a new joint venture partner on the project.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., White Bear Resources Inc., and Piedmont Mining Company Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.